Exhibit 99.2

Daqo New Energy Corp.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: DQ)

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NOTICE OF ANNUAL GENERAL MEETING

To be held on December 4, 2015

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Daqo New Energy Corp. (the “Company”) will be held at 2:00 PM (local time) on December 4, 2015 at Unit 1006, Zhongrong Mansion, No. 1088, Pudong Nan Road, Shanghai, People’s Republic of China. No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on November 26, 2015 (Eastern Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of our ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person.

Holders of the Company’s ordinary shares or ADSs may obtain a hard copy of the Company’s annual report on Form 20-F, free of charge, from its website at http://dqsolar.investorroom.com, by e-mailing the Company’s Investor Relations Department at Kevin.he@daqo.com, or by writing to:

Unit 1006, Zhongrong Mansion, No. 1088, Pudong Nan Road

Shanghai, 200120

People’s Republic of China

Attention: Investor Relations Department

By Order of the Board of Directors,

Daqo New Energy Corp.

By: /s/ Gongda Yao

Name: Gongda Yao

Title: Director and Chief Executive Officer

Chongqing, China

November 25, 2015